SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 17, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.


                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey

                              ____________________
                    (Address of Principal Executive Offices)


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Enclosures:  Press release dated July 17, 2003 - Turkcell Provides Update on
             Dispute with Turk Telekom on Interconnection Fee Structure


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[LOGO]


                                                          FOR IMMEDIATE RELEASE



            TURKCELL PROVIDES UPDATE ON DISPUTE WITH TURK TELEKOM ON
                         INTERCONNECTION FEE STRUCTURE

Istanbul, Turkey: July 17, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has today announced an update on Turk Telekom's claims regarding the interconnection fee structure contained in the Interconnection Agreement signed between Turkcell and Turk Telekom on April 24, 1998.

Today the Ankara Seventh Commercial Court decided that Turk Telekom's decision to offset against the amount of interconnect payments due to Turkcell its receivables in accordance with its claim that interconnect revenues should be shared equally, would be unlawful. The Court also decided that an injunction preventing this offset would remain until a new agreement has been reached and until then the terms of the above Interconnect Agreement would be in effect.

Background Information on the Dispute

In November 2000, Turk Telekom demanded that Turkcell share all interconnection fees equally with Turk Telekom going forward and retroactively from April 1998. This was the result of a successful lawsuit filed by the Turkish Electrical Engineer's Society against Turk Telekom with the Ankara Ninth Administrative Court in October 2000, which claimed that the interconnection fee regime set out in the Interconnection Agreement between Turkcell and Turk Telekom violated public policy. Although Turkcell was not a party to this lawsuit, the Ankara Ninth Administrative Court annulled the interconnection fee structure set out in the Interconnection Agreement between Turkcell and Turk Telekom. Turkcell obtained an injunction from the Ankara Seventh Commercial Court with respect to Turk Telekom's request until Turkcell reached an agreement with Turk Telekom to replace the annulled interconnection fee structure.

On July 3th, 2003, Turkcell was informed by Turk Telekom that this injunction was lifted and Turk Telekom will calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Accordingly, Turk Telekom informed Turkcell on the same day that it would not make the monthly interconnection payment for June 2003, of TL82 trillion (approx. US$58 million as of July 3, 2003) as it decided to offset this figure against the amount due to Turkcell its receivables calculated according to its claim that interconnection revenues should be shared equally. Today's decision by the Ankara Seventh Commercial Court prevents Turk Telekom from any such offsets in the future.

                               www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 16.3 million postpaid and prepaid customers as of Mar 31, 2003. Turkcell had revenues of US$
491.1 million as of Mar 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:


Turkcell                               Citigate Dewe Rogerson

Investors:                             Europe
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500                  Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr Tel: +44 20 7638 9571
                                       Email: kate.delahunty@citigatedr.co.uk
Ferda Atabek, Investor Relations              Oskar.yasar@citigatedr.co.uk
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr    United States

                                       Victoria Hofstad
investor.relations@turkcell.com.tr     Tel: +1 212 840 0008
                                       Email: victoria.hofstad@citigatedr-ny.com

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.

Date:  July 17, 2003                       By:  /s/ MUZAFFER AKPINAR
                                              ----------------------
                                           Name:    Muzaffer Akpinar
                                           Title:   Chief Executive Officer